SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1 to Schedule 13D)

Under the Securities Exchange Act of 1934

GRACE DEVELOPMENT, INC.
(Name of Issuer)

Shares of Common Stock, no par value
(Title of Class of Securities)

383905106
(CUSIP NUMBER)

Greenlight Capital, L.L.C.
420 Lexington Avenue, Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

June 9, 2000
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

_______________________________________________________________________________

CUSIP No. 383905106	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7

SOLE VOTING POWER

26,522,177 (includes 6,500,000 shares issuable to the reporting person upon the conversion of the Issuer's 12% Convertible Note due April 14, 2002 and 6,500,000 shares issuable upon exercise of Warrant Agreements with the Issuer)

OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9

SOLE DISPOSITIVE POWER

26,522,177 (includes 6,500,000 shares issuable to the reporting person upon the conversion of the Issuer's 12% Convertible Note due April 14, 2002 and 6,500,000 shares issuable upon exercise of Warrant Agreements with the Issuer)

10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,522,177 (includes 6,500,000 shares issuable to the reporting person upon the conversion of the Issuer's 12% Convertible Note due April 14, 2002 and 6,500,000 shares issuable upon exercise of Warrant Agreements with the Issuer)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON* OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT
CUSIP No. 383905106	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY	7

SOLE VOTING POWER

26,522,177 (includes 6,500,000 shares issuable to the reporting person upon the conversion of the Issuer's 12% Convertible Note due April 14, 2002 and 6,500,000 shares issuable upon exercise of Warrant Agreements with the Issuer)

OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9

SOLE DISPOSITIVE POWER

26,522,177 (includes 6,500,000 shares issuable to the reporting person upon the conversion of the Issuer's 12% Convertible Note due April 14, 2002 and 6,500,000 shares issuable upon exercise of Warrant Agreements with the Issuer)

10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,522,177 (includes 6,500,000 shares issuable to the reporting person upon the conversion of the Issuer's 12% Convertible Note due April 14, 2002 and 6,500,000 shares issuable upon exercise of Warrant Agreements with the Issuer)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON* IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT
CUSIP No. 383905106	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY	7

SOLE VOTING POWER

26,522,177 (includes 6,500,000 shares issuable to the reporting person upon the conversion of the Issuer's 12% Convertible Note due April 14, 2002 and 6,500,000 shares issuable upon exercise of Warrant Agreements with the Issuer)

OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9

SOLE DISPOSITIVE POWER

26,522,177 (includes 6,500,000 shares issuable to the reporting person upon the conversion of the Issuer's 12% Convertible Note due April 14, 2002 and 6,500,000 shares issuable upon exercise of Warrant Agreements with the Issuer)

10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,522,177 (includes 6,500,000 shares issuable to the reporting person upon the conversion of the Issuer's 12% Convertible Note due April 14, 2002 and 6,500,000 shares issuable upon exercise of Warrant Agreements with the Issuer)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

AMENDMENT NO. 1 to SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D (the "Amended Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, as an amendment to the initial statement on Schedule 13D, relating to shares of common stock ("Shares) of Grace Development, Inc., a Colorado corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on April 14, 2000 (the "Schedule 13D").

          This Amendment No. 1 to Schedule 13D relates to Shares of the Issuer ("Common Stock") purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and (iii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner. The Amended Schedule 13D is hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds

          Item 3 of the Amended Schedule 13D is hereby amended and supplemented by adding the following:

           On June 9, 2000, pursuant to a Share Purchase Agreement entered into by Greenlight and Richard Granville ("Granville") dated as of June 6, 2000, Granville sold Shares of Issuer in the following amounts (i) 2,464,400 shares to Greenlight Fund, (ii) 3,933,000 shares to Greenlight Qualified, and (iii) 4,124,777 shares to Greenlight Offshore, for an aggregate of 10,522,177 Shares sold.

           On June 9, 2000, pursuant to a Share Purchase Agreement entered into by Greenlight and Granville dated as of June 6, 2000, the following consideration was paid for the purchase of the Shares from Granville: (i) $172,508 by Greenlight Fund, (ii) $275,310 by Greenlight Qualified, and (iii) $288,734.39 by Greenlight Offshore, for an aggregate purchase price of $736,552.39. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Qualified and Greenlight Offshore, as the case may be.

Item 5.  Interest in Securities of the Issuer

          Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

          (a)     As of June 9, 2000, Greenlight, Mr. Einhorn and Mr. Keswin beneficially own 26,522,177 shares of Common Stock of the Issuer (which includes 6,500,000 shares issuable to the reporting persons upon the conversion of the Notes and 6,500,000 shares issuable to the reporting persons upon exercise of the Warrants), which represents 26.4% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the sum of (A) 13,522,177 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore and Greenlight Qualified , (B) 6,500,000 shares of Common Stock underlying the Warrants not yet exercised but beneficially owned by Greenlight as of the date hereof, and (C) 6,500,000 shares of Common Stock underlying the Notes not yet converted but beneficially owned by Greenlight as of the date hereof, by (ii) 100,283,457 shares of Common Stock, which equals the sum of (x) 87,283,457 shares of Common Stock outstanding as of April 30, 2000 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 22, 2000 and (y) 13,000,000 shares of Common Stock underlying the Notes and Warrants. The 26,522,177 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

          (c)     Greenlight Fund, Greenlight Offshore and Greenlight Qualified entered into a Share Purchase Agreement on June 6, 2000 (the "Share Purchase Agreement") whereby 10,522,177 shares of Common Stock of the Issuer were sold to Greenlight Fund, Greenlight Offshore and Greenlight Qualified, all as described in Item 3 above.

Item 7.  Material to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement dated April 24, 2000 among Greenlight, Mr. Einhorn and Mr. Keswin, originally filed as Exhibit 1 to the Schedule 13D filed on April 14, 2000 and incorporated herein by reference .

Exhibit 99.1	Share Purchase Agreement dated as of June 6, 2000 among Greenlight Fund, Greenlight Offshore, Greenlight Qualified and Richard Granville.

______________________________________________________________________________

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 15, 2000

Greenlight Capital, L.L.C.

By: /S/ JEFFREY A. KESWIN __________________________ JEFFREY A. KESWIN, Managing Member

/S/ DAVID EINHORN _______________________________ David Einhorn

/S/ JEFFREY A. KESWIN _______________________________ Jeffrey A. Keswin